Filed pursuant to Rule 433

Registration No. 333-277590

Prudential Financial, Inc.

$750,000,000 5.200% Medium-Term Notes, Series E

Due March 14, 2035

Final Term Sheet, March 11, 2025

Issuer:	Prudential Financial, Inc.

Ratings*:	A3 (Moody’s) / A (S&P) / A- (Fitch)

Security:	Medium-Term Notes, Series E

Trade Date:	March 11, 2025

Settlement Date**:	March 14, 2025 (T+3 days)

Maturity Date:	March 14, 2035

Principal Amount:	$750,000,000

Price to Investors:	99.699%

Net Proceeds (before expenses):	$744,367,500

Pricing Benchmark:	4.625% due February 15, 2035

Benchmark Treasury Price and Yield:	102-22 / 4.289%

Spread to Benchmark:	+ 95 basis points

Re-offer Yield:	5.239%

Coupon:	5.200% per annum

Interest Payment Dates:	Semi-annually on the 14th day of each March and September, starting September 14, 2025.

Regular Record Dates:	The business day preceding an Interest Payment Date

Day Count Fraction:	30/360

Business Day Convention:	Following unadjusted

Denominations:	$1,000 x $1,000

Make-Whole Redemption:	Prior to December 14, 2034, redeemable at a redemption price equal to the greater of (x) the principal amount of the Notes being redeemed and (y) the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes being redeemed discounted to the redemption date (assuming the Notes matured on December 14, 2034) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the “treasury rate” (as defined in the Prospectus Supplement, dated March 1, 2024), plus 15 basis points, less interest accrued to the redemption date, plus accrued and unpaid interest to but excluding the redemption date.

Optional Redemption:	On or after December 14, 2034, redeemable at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to but excluding the redemption date.

Use of Proceeds:	The Issuer intends to use the net proceeds from the sale of the Notes for general corporate purposes, which may include refinancing its medium-term notes maturing through 2026.

Joint Bookrunners:	J.P. Morgan Securities LLC BNP Paribas Securities Corp. BofA Securities, Inc. Citigroup Global Markets Inc. Mizuho Securities USA LLC

Billing and Delivery Agent:	J.P. Morgan Securities LLC

Co-Managers:	Academy Securities, Inc. MUFG Securities Americas Inc. RBC Capital Markets, LLC CastleOak Securities, L.P. R. Seelaus & Co., LLC Siebert Williams Shank & Co., LLC

CUSIP/ISIN:	74432QCK9 / US74432QCK94

*

The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

**

Prudential Financial, Inc. expects that delivery of the Notes will be made against payment therefor on or about the third business day following the date of confirmation of orders with respect to the Notes (this settlement cycle being referred to as “T+3”). Pursuant to Rule 15c6-1 under the United States Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the following business day will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes should consult their own advisors.

Prudential Financial, Inc. has filed a registration statement (including a prospectus), a prospectus supplement and preliminary pricing supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement, the preliminary pricing supplement and other documents Prudential Financial, Inc. has filed with the SEC for more complete information about the issuer and this offering. You should rely on the prospectus, prospectus supplement, preliminary pricing supplement and any relevant free writing prospectus for complete details. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus, the prospectus supplement and the preliminary pricing supplement may be obtained by contacting J.P. Morgan Securities LLC at 1-212-834-4533, BNP Paribas Securities Corp. at 1-800-854-5674, BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, or Mizuho Securities USA LLC at 1-866-271-7403.

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